GRADY & ASSOCIATES

ATTORNEYS & COUNSELORS AT LAW

20220 CENTER RIDGE ROAD, SUITE 300

ROCKY RIVER, OHIO 44116-3501

(440) 356-7255

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www.gradyassociates.com

November 18, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attention:  Michael Clampitt

Senior Counsel

Re:	Middlefield Banc Corp.
Registration Statement on Form S-4
Filed September 30, 2016
File No. 333-213889

Dear Mr. Clampitt:

Thank you for the staff’s comments contained in your October 17, 2016 letter to Middlefield Banc Corp. (the “Company”). On behalf of the Company, I am enclosing Amendment No. 1 of the Form S-4. For your convenience, we repeat in bold each of the staff’s comments, followed in each case by the Company’s response.

The Reorganization Agreement, page 78

1.	Please delete your disclosure that investors should not rely on the representations and warranties contained in your Reorganization Agreement “for any other purpose” as it is inappropriate to imply that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

The Company acknowledges the Staff’s comment and has revised the disclosure as requested. Please see page 78 of Amendment No. 1.

2.	We note your disclosures here and beginning on page 87 that some of the representations and warranties contained in your Reorganization Agreement may have been made as of a specific date and may have changed after that date. Please be advised that, notwithstanding the inclusion of these general disclaimers, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the joint proxy statement/prospectus not misleading.

United States Securities and Exchange Commission

November 18, 2016

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 78, 87 and 88 of the Registration Statement.

Incorporation of Documents by Reference, page 113

3.	We note that you have incorporated by reference information about the registrant, as provided for in Items 10 through 13 of Form S-4, as applicable. General Instruction B of Form S-4 provides that such incorporation by reference is permissible if one of the conditions set forth in General Instruction B.1.a.(ii) is met, among others. Given that the aggregate market value of your common equity held by non-affiliates appears to be below the minimum public float requirements of General Instruction I.B.1 of Form S-3, you may not be eligible to incorporate information about the registrant by reference at this time. Either provide us with an analysis demonstrating compliance with the applicable provisions of General Instruction B of Form S-4, or otherwise, please amend your registration statement to include the required information.

The Company acknowledges the Staff’s comment and has included the information, previously incorporated by reference, in the sections entitled “Information about Middlefield,” beginning on page 95 of the Registration Statement, and“Consolidated Financial Statements of Middlefield Banc Corp,” beginning on page F-1 of the Registration Statement.

Exhibit Index

4.	Please attach the consents of Messrs. Valerian and Bevan as required by Securities Act Rule 438.

Consents of Messrs. Valerian and Bevan are included with this Amendment No. 1. Please see exhibits 99.5 and 99.6.

* * *

The Company would like to mail the prospectus/proxy statement to shareholders by Tuesday, November 29. We would be grateful for the Staff’s consideration of that desired mailing date. Although the Company has not filed an acceleration request at this time, we are hopeful that the Registration Statement can be declared effective before the Thanksgiving holiday to enable the Company to achieve its desired mailing date. The Company is prepared to file an acceleration request as soon as the staff advises us that it is prepared to entertain one.

United States Securities and Exchange Commission

November 18, 2016

Please call me if you have any questions or if you wish to discuss these responses to the staff’s comments.

Sincerely,

/s/ Francis X. Grady
Francis X. Grady

cc:	Mr. James R. Heslop, II
Executive Vice President and Chief Operating Officer

Glenn Morrical, Esq.

Tucker Ellis